[redacted]

09042585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 07 2009
Washington, DC

SEC FILE NUMBER
8-52215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1430
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Krill (212) 277-8130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

210 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________Richard E. Krill_______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Lighthouse Financial Group, Inc.____, as of ________June 30_______________________________, 2009______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SUSAN D. OPPENHEIM
Notary Public, State of New York
No. 01OP6076892
Qualified in Kings County
Commission Expires July 1, 2010

[signature]
Signature

CFO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Lighthouse Financial Group, LLC

We have audited the accompanying statement of financial condition of Lighthouse Financial Group, LLC as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the financial position of Lighthouse Financial Group, LLC as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
October 1, 2009

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash	$	173,412
Securities owned at market value		2,616,496
Receivable from brokers		6,047,947
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $381,906 and $33,112 respectively		1,102,935
Other assets		2,163,387
TOTAL ASSETS	$	12,104,177

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Securities sold not yet purchased, at market value	$	1,959,426
Accrued expenses and other liabilities		3,596,010
Due to affiliate		500,000
Taxes payable		473,655
TOTAL LIABILITIES		6,529,091
MEMBERS' CAPITAL		5,575,086
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	12,104,177

The accompanying notes are an integral part of this statement.

LIGHTHOUSE FINANCIAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lighthouse Financial Group, LLC (the "Company") was organized in Delaware on October 29, 1999. The Company began doing business as a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. on August 2, 2000. The Company was organized primarily to originate, place and act as an agent for private equity and bond securities. In addition, the Company acts as a broker executing transactions for its customers. All such transactions are forwarded to the Company's clearing agents, on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers. On July 30, 2008 the Company was approved to expand its business operations to include making markets in 500 securities. As stated in the operating agreement, the Company shall dissolve no later than October 29, 2029.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counter-party with which it conducts business.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income. Subsequent market fluctuations may require selling the securities at prices which may differ from the market value reflected on the statement of financial condition.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis. Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business. Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

For financial reporting purpose, the Company has a fiscal year end of June 30, while using a December 31 year-end for tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2008, as deferred, and is to be applied to all open tax years as of the effective date. The Company's management is in the process of evaluating the application of FIN 48 and its impact on the Company's financial statements has not been determined.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, on January 1, 2008. SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

LIGHTHOUSE FINANCIAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)

JUNE 30, 2009

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments in Securities				
Options	$ 1,333,495	$ 742,668	$ 590,827	$ -
Common Stock	692,329	659,103	33,226	-
Bonds	590,672	-	590,672	-
Total	$ 2,616,496	$ 1,401,771	$ 1,181,499	$ -
Other investments	$ 45,177	-	-	$ 45,177
Liabilities:				
Securities Sold Short				
Options	$ (1,142,080)	$ (1,142,080)	$ -	
Common Stock	(255,762)	(218,376)	(37,386)	-
Treasury Bonds	(561,584)		(561,584)	
Total	$ (1,959,426)	$ (1,360,456)	(598,970)	$ -

The following table represents a reconciliation of the Company's investment measured at fair value for the year ended June 30, 2009:

	Assets Investments in Multitrade
Level 3 Balance – June 30, 2008	$ 575,000
Net Depreciation	(529,823)
Level 3 Balance – June 30, 2009	$ 45,177

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York State LLC Filing fee, and as a result a provision is included on the Statement of Income. The Company is also subject to New York City unincorporated business tax ("UBT"). The provision for UBT is $316,847 for the year ended June 30, 2009.

5. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $4,875,201 included in the statement of income, primarily represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing arrangements.

Included in other liabilities is $158,882 related to these soft dollar arrangements that have been accumulated but have not been used as of the balance sheet date to pay for third party services on behalf of the Company's customers as of June 30, 2009.

6. OTHER ASSETS

Included in other assets is a $45,177 investment in Multitrade Securites, LLC. ("Multitrade"). The Chief Financial Officer ("CFO") of the Company is also the CFO of Multitrade.

In addition, other assets include $124, 357 in advances made to members and employees.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $1,431,711 which exceeded the minimum requirement of $800,500 by $631,211. The Company's ratio of aggregate indebtedness to net capital was 3.19 to 1.

9. DEFERRED RENT

The lease for the Company's office space in New York City, New York provides for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, which results in deferred rent payable. This represents cumulative rent expense to be charged to operations from inception through termination of the lease.

10. COMMITMENTS

The Company leases office space in New York City, NY, Alpharetta, GA and Boca Raton, FL in non-cancelable lease agreements. The leases expire in 2015, 2009 and 2009 respectively. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

Year Ended June 30

2010	$ 942,745
2011	965,612
2012	1,009,222
Thereafter	3,879,179
Total	$ 6,796,758

In addition, the Company has entered into three (3) equipment leases. Two of the leases expire in 2011, the third will expire in 2010. Future minimum payments on the leases are as follows:

Year Ended June 30	
2010	$ 122,536
2011	152,474
2012	71,480
Total	$ 346,490

11. SUBSEQUENT EVENTS

During the period July 1, 2009 through October 1, 2009, there were member contributions in the amount of $590,000.